787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 19, 2012

VIA EDGAR AND E-MAIL

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

Re:          Wave Systems Corp.

Registration Statement on Form S-3/A Filed

Filed on January 3, 2012

Dear Mr. Crispino:

On behalf of Wave Systems Corp (“Wave”), attached hereto for filing is an amended Form S-3 which has been revised to reflect the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form S-3/A filed on January 3, 2012 (the “Form S-3”). Set forth below are the responses of Wave to the oral comment of the Staff received on January 11, 2012.

Selling Stockholders, page 9

Response:  We have deleted the last sentence of footnotes (2), (5), (6), (7), (8), (9) and (10) on page 10 of the Form S-3 to remove the disclaimers of economic interest.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8274.

Very truly yours,

/s/ David B. Cosgrove

David B. Cosgrove

cc:           Steven K. Sprague, Wave Systems Corp.

Neil W. Townsend, Esq.

Enclosures